SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

 (Amendment No. 3)*

HOME INNS & HOTELS MANAGEMENT INC.
(Name of Issuer)

Ordinary Shares, Par Value US$0.005 Per Share
(Title of Class of Securities)

G6647N108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6647N108

1	Name Of Reporting Person Morgan Stanley
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,019,503
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,019,503
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,019,503
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.3%
12	Type of Reporting Person HC, CO

CUSIP No. G6647N108

1	Name Of Reporting Person MSRESS III, Inc.
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,738,806
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,738,806
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,806
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.0%
12	Type of Reporting Person HC, CO

CUSIP No. G6647N108

1	Name Of Reporting Person MSRESS III Manager, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,738,806
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,738,806
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,806
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.0%
12	Type of Reporting Person HC, IA

CUSIP No. G6647N108

1	Name Of Reporting Person Morgan Stanley Real Estate Special Situations III–GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,738,806
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,738,806
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,806
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.0%
12	Type of Reporting Person HC

CUSIP No. G6647N108

1	Name Of Reporting Person Morgan Stanley Real Estate Special Situations Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,734,954
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,734,954
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,954
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.0%
12	Type of Reporting Person PN

CUSIP No. G6647N108

1	Name Of Reporting Person MSRESS III Monroe Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,734,954
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,734,954
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,954
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.0%
12	Type of Reporting Person CO

Item 1(a).                      Name of Issuer:

HOME INNS & HOTELS MANAGEMENT INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 124 Cao Bao Road,
Xu Hui District,
Shanghai 200235,
The People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of each of the following persons (each a "Reporting Person"):

(i) Morgan Stanley

(ii) MSRESS III, Inc.

(iii) MSRESS III Manager, L.L.C.

(iv) Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

(v) Morgan Stanley Real Estate Special Situations Fund III, L.P.

(vi) MSRESS III Monroe Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i) Morgan Stanley: 1585 Broadway, New York, NY 10036

(ii) MSRESS III, Inc.: 1585 Broadway, 37th Floor, New York, NY 10036

(iii) MSRESS III Manager, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036

(iv) Morgan Stanley Real Estate Special Situations III–GP, L.L.C.: 1585 Broadway, 37th Floor, New York, NY 10036

(v) Morgan Stanley Real Estate Special Situations Fund III, L.P.: 1585 Broadway, 37th Floor, New York, NY 10036

(vi) MSRESS III Monroe Holdings Limited: 1585 Broadway, 37th Floor, New York, NY 10036

Item 2(c)	Citizenship:

(i) Morgan Stanley: Delaware

(ii) MSRESS III, Inc.: Delaware

(iii) MSRESS III Manager, L.L.C.: Delaware

(iv) Morgan Stanley Real Estate Special Situations III–GP, L.L.C.: Delaware

(v) Morgan Stanley Real Estate Special Situations Fund III, L.P.: Delaware

(vi) MSRESS III Monroe Holdings Limited: Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.005 per share

Item 2(e).                      CUSIP Number:

G6647N108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:1

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership information with respect to Morgan Stanley:

(a) Amount beneficially owned: 4,019,503
(b) Percent of class: 4.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,019,503

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,019,503

Ownership information with respect to MSRESS III, Inc., MSRESS III Manager, L.L.C., and Morgan Stanley Real Estate Special Situations III–GP, L.L.C.:

(a) Amount beneficially owned: 3,738,806
(b) Percent of class: 4.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,738,806

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,738,806

Ownership information with respect to Morgan Stanley Real Estate Special Situations Fund III, L.P and MSRESS III Monroe Holdings Limited:

(a) Amount beneficially owned: 3,734,954
(b) Percent of class: 4.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,734,954

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,734,954

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240,14a-11.

1 In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS").  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated                 February 10, 2014

Morgan Stanley

By: /s/ Christina Huffman

Name: Christina Huffman

Title: Authorized Signatory

MSRESS III, Inc.

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

MSRESS III Manager, L.L.C.

By: MSRESS III, Inc., its Managing Member

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

Morgan Stanley Real Estate Special Situations Fund III, L.P.

By: Morgan Stanley Real Estate Special Situations III-GP, L.L.C., its General Partner

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

MSRESS III Monroe Holdings Limited

By: /s/ Jonathan Harper

Name: Jonathan Harper

Title: Director

Exhibit 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons agrees to the joint filing of a Statement of Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.005 per share, of Home Inns & Hotels Management Inc., and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated February 10, 2014

Morgan Stanley

By: /s/ Christina Huffman

Name: Christina Huffman

Title: Authorized Signatory

MSRESS III, Inc.

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

MSRESS III Manager, L.L.C.

By: MSRESS III, Inc., its Managing Member

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

Morgan Stanley Real Estate Special Situations III–GP, L.L.C.

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

Morgan Stanley Real Estate Special Situations Fund III, L.P.

By: Morgan Stanley Real Estate Special Situations III-GP, L.L.C., its General Partner

By: /s/ Christian Malone

Name: Christian Malone

Title: Vice President

MSRESS III Monroe Holdings Limited

By: /s/ Jonathan Harper

Name: Jonathan Harper

Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)